SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

413086109
(CUSIP Number)

Sidney Harman
c/o Harman International Industries, Incorporated
1101 Pennsylvania Avenue, N.W.
Suite 1010
Washington, D.C. 20004
(202) 393-1101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

James E. O’Bannon
Jones Day
2727 North Harwood
Dallas, Texas 75201
Tel. No. (214) 220-3939

April 27, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 413086109

1.	Name of Reporting Person: Sidney Harman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,271,470

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,774,306

		10.	Shared Dispositive Power: 154,416

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,271,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.3%

14.	Type of Reporting Person (See Instructions): IN

Page 2 of 12 Pages

      This Amendment No. 7 to the statement on Schedule 13D (this “Amendment”) amends and restates, in its entirety, the information previously provided by Sidney Harman (the “Reporting Person”), regarding his beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”) of Harman International Industries, Incorporated (the “Issuer”). The Reporting Person has previously reported his beneficial ownership of Common Stock in an initial statement on Schedule 13D, dated November 9, 1993, as amended by Amendment No. 1 thereto dated May 4, 1995; Amendment No. 2 thereto dated August 16, 1995; Amendment No. 3 thereto dated May 6, 1996; Amendment No. 4 thereto dated May 7, 1996; Amendment No. 5 thereto dated May 21, 1996; and Amendment No. 6 thereto dated November 12, 2001.

      The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.	Security and Issuer.

      This Amendment relates to the Issuer’s Common Stock. The Issuer’s principal executive office is located at 1101 Pennsylvania Avenue, N.W., Suite 1010, Washington D.C. 20004.

Item 2.	Identity and Background.

(a)	Sidney Harman

(b)	c/o Harman International Industries, Incorporated, 1101 Pennsylvania Avenue, N.W., Suite 1010, Washington, DC 20004

(c)	Executive Chairman of the Issuer

      (d) and (e): The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	USA

Item 3.	Source and Amount of Funds or Other Consideration.

      The Reporting Person acquired the shares of Common Stock with personal funds. From time to time, the Reporting Person may acquire additional shares of Common Stock by, among other things, exercising options to acquire Common Stock that have been granted to him or that are granted to him under the Issuer’s incentive compensation plans after the date of this filing. Under certain of these plans, the Reporting Person is permitted to pay the aggregate exercise price of stock options granted to him, and/or any required tax withholdings, by either (i) delivering shares of Common Stock to the Issuer and/or (ii) requesting the Issuer to withhold shares of Common Stock with a fair market value equal to such exercise price and/or tax withholding, as appropriate.

Page 3 of 12 Pages

Item 4.	Purpose of Transaction.

      The Reporting Person acquired and holds the Common Stock for investment purposes. From time to time, the Reporting Person may acquire and dispose of additional securities of the Issuer in open market or privately negotiated transactions or through the exercise of stock options. In determining whether to effect any of such transactions, the Reporting Person may consider various factors, including his financial and estate planning requirements, and general economic or market conditions.

      Except as stated above, the Reporting Person has no current plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to formulate and propose any such plans or proposals in the future).

Item 5.	Interest in Securities of the Issuer.

(a)	Aggregate Amount Beneficially Owned by the Reporting Person: 4,271,470 (including 530,000 shares of Common Stock issuable upon exercise of options owned by the Reporting Person that are exercisable within 60 days of the date of this report)

Percent of Class: 6.3%

(b)	Sole Voting Power: 4,271,470

Shared Voting Power: 0

Sole Dispositive Power: 3,774,306

Shared Dispositive Power: 154,416

      The Reporting Person shares dispositive power with respect to 154,416 shares of Common Stock as co-trustee of an irrevocable trust for various family members. The other co-trustee is the Reporting Person’s spouse.

      The Reporting Person disclaims beneficial ownership of 342,748 shares of Common Stock as to which he has been granted sole voting power pursuant to revocable proxies from three of his adult children, his two adult stepchildren, and a trust controlled by another of his adult children (see “Item 6 — Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer” below).

      (c) On April 27, 2005 the Reporting Person exercised options to purchase 630,000 shares of Common Stock. In connection with such option exercise, the Reporting Person delivered 280,010 shares of Common Stock (at a price of $79.60 per share) to the Issuer as payment of the exercise price and required tax withholdings. Also in connection with such option exercise, on May 4, 2005 the Reporting Person delivered 56,000 shares of Common Stock (at a price of $76.20 per share) to the Issuer to satisfy federal tax obligations in excess of the minimum statutory withholding amount. There have been no other transactions in Common Stock by the Reporting Person during the 60 days preceding the date of the filing of this Amendment.

Page 4 of 12 Pages

      (d) Each of three adult children of the Reporting Person, his two adult stepchildren, and a trust controlled by another of his adult children have granted revocable proxies to the Reporting Person but retain the right to receive and direct the receipt of dividends from, and the proceeds from the sale of, shares of Common Stock subject to the proxies.

      (e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      In April 2001, the Reporting Person obtained voting power with respect to 186,225 shares of Common Stock pursuant to revocable proxies (the “2001 Proxies”) granted to the Reporting Person by three of his adult children, his two adult stepchildren, and a trust controlled by another of his adult children. The 2001 Proxies replace similar proxies previously granted to the Reporting Person which were about to expire.

      In May of 2003, a trust for the benefit of the two adult stepchildren of the Reporting Person, and of which the Reporting Person was a co-trustee, terminated. As a result, a total of 45,786 shares of Common Stock were distributed to such stepchildren. At that time, each stepchild granted a revocable voting proxy (the “2003 Proxies” and together with the 2001 Proxies the “Proxies”) to the Reporting Person.

      The agreements under which the Reporting Person was granted the Proxies are filed as exhibits in response to Item 7 of this Amendment. The terms and conditions of the Proxies are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

      The Proxies granted to the Reporting Person are attached hereto as Exhibits 1 through 6.

Exhibit No.	Description

1	Revocable Proxy from Lynn Harman.

2	Revocable Proxy from Gina Harman.

3	Revocable Proxy from Paul Harman.

4	Revocable Proxy from A.G. Edwards & Sons, Inc., as record holder for Barbara L. Harman and William E. Cain, as Trustees, of the Harman Nominee Trust Dated July 22, 1987.

5	Revocable Proxy from Brian Frank.

6	Revocable Proxy from Hilary Peck (formerly Hilary Frank).

Page 5 of 12 Pages

SIGNATURE

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2005	/s/ Sidney Harman
Sidney Harman

Page 6 of 12 Pages

Exhibit 1

PROXY

      The undersigned, being the record and beneficial owner of certain shares of Common Stock, par value $0.01 per share (“Shares”), of Harman International Industries, Incorporated, a Delaware corporation (“Company”), does hereby constitute and appoint Sidney Harman (“Sidney Harman”) as the undersigned’s lawful proxy, for the undersigned and in the undersigned’s name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Sidney Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the undersigned (as it relates to some or all of the Shares) by written notice given by the undersigned to Sidney Harman at the principal business address of the Company not later than two business days prior to the effective date of such revocation.

Dated: April 9, 2001	/s/ Lynn Harman
	Name:	Lynn Harman

Page 7 of 12 Pages

Exhibit 2

PROXY

      The undersigned, being the record and beneficial owner of certain shares of Common Stock, par value $0.01 per share (“Shares”), of Harman International Industries, Incorporated, a Delaware corporation (“Company”), does hereby constitute and appoint Sidney Harman (“Sidney Harman”) as the undersigned’s lawful proxy, for the undersigned and in the undersigned’s name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Sidney Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the undersigned (as it relates to some or all of the Shares) by written notice given by the undersigned to Sidney Harman at the principal business address of the Company not later than two business days prior to the effective date of such revocation.

Dated: April __, 2001	/s/ Gina Harman
	Name:	Gina Harman

Page 8 of 12 Pages

Exhibit 3

PROXY

      The undersigned, being the record and beneficial owner of certain shares of Common Stock, par value $0.01 per share (“Shares”), of Harman International Industries, Incorporated, a Delaware corporation (“Company”), does hereby constitute and appoint Sidney Harman (“Sidney Harman”) as the undersigned’s lawful proxy, for the undersigned and in the undersigned’s name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Sidney Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the undersigned (as it relates to some or all of the Shares) by written notice given by the undersigned to Sidney Harman at the principal business address of the Company not later than two business days prior to the effective date of such revocation.

Dated: April __, 2001	/s/ Paul Harman
	Name:	Paul Harman

Page 9 of 12 Pages

Exhibit 4

PROXY

      The undersigned brokerage firm (“Record Owner”) holds (by and through its nominee Cede & Co.), for and on behalf of Barbara L. Harman and William E. Cain, Trustees, Harman Nominee Trust Dated July 22, 1987 (“Customer”) (Account No. 301-113242), shares Common Stock, par value $0.01 per share (“Shares”), of Harman International Industries, Incorporated, a Delaware corporation (“Company”). In accordance with the Authorization executed below by the Customer, the Record Owner does hereby constitute and appoint Sidney Harman (“Sidney Harman”) as the Record Owner’s lawful proxy, for the Record Owner and in the Record Owner’s name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Sidney Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the Record Owner (as it relates to some or all of the Shares) by written notice duly authorized by the Customer and given by the Record Owner to Sidney Harman at the principal business address of the Company not later than two business days prior to the effective date of such revocation.

Dated: April 25, 2001	Acknowledged by: A.G. EDWARDS & SONS, INC.
	By:	/s/ Virgil L. Chubbs
	Name:	Virgil L. Chubbs
	Title:	Assistant Vice President

AUTHORIZATION

      The undersigned does hereby consent to and authorize the foregoing proxy.

Dated: April 12, 2001	HARMAN NOMINEE TRUST DATED JULY 22, 1987
By: Barbara L. Harman and William E. Cain, as Trustees
/s/ Barbara L. Harman
Barbara L. Harman, Trustee

/s/ William E. Cain
William E. Cain, Trustee

Page 10 of 12 Pages

Exhibit 5

PROXY

      The undersigned, being the record and beneficial owner of certain shares of Common Stock, par value $0.01 per share (“Shares”), of Harman International Industries, Incorporated, a Delaware corporation (“Company”), does hereby constitute and appoint Dr. Sidney Harman (“Dr. Harman”) as the undersigned’s lawful proxy, for the undersigned and in the undersigned’s name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Dr. Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the undersigned (as it relates to some or all of the Shares) by written notice given by the undersigned to Dr. Harman at the principal business address of the Company not later than two business days prior to the effective date of such revocation.

Dated: May 5, 2003	/s/ Brian Frank
	Name:	Brian Frank

Page 11 of 12 Pages

Exhibit 6

PROXY

      The undersigned, being the record and beneficial owner of certain shares of Common Stock, par value $0.01 per share (“Shares”), of Harman International Industries, Incorporated, a Delaware corporation (“Company”), does hereby constitute and appoint Dr. Sidney Harman (“Dr. Harman”) as the undersigned’s lawful proxy, for the undersigned and in the undersigned’s name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Dr. Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the undersigned (as it relates to some or all of the Shares) by written notice given by the undersigned to Dr. Harman at the principal business address of the Company not later than two business days prior to the effective date of such renovation.

Dated: May 3, 2003	/s/ Hilary Frank
	Name:	Hilary Frank

Page 12 of 12 Pages